

January 25, 2011

Mr. Alan D. Allen
President and Chief Executive Officer
CytoDyn, Inc.
1511 Third Street
Santa Fe, New Mexico 87505

> **Re: CytoDyn, Inc.**
> **Form 10-K filed December 3, 2010**
> **File No. 000-49908**

Dear Mr. Allen:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K

General

1. We note you have not filed a proxy statement since at least 2007. Since you are registered with the Commission pursuant to Section 12 of the Exchange Act and, accordingly, subject to the proxy rules, please provide an explanation why you have not filed required proxy or information statements and you intention with respect to the future filing of such documents.   We may have additional comments.

Directors, Executive Officers and Corporate Governance, page 45

2. Please confirm that your future filings will address the following:
    - Provide a discussion of Dr. Pourhassan's, Messrs. Naydenov and Van Ness' specific work experience for at least the past five years indicating the place and period of employment; and
    - Define the term "C level management position."

<u>Audit Committee, page 47</u>

3. Please confirm that your future filings will disclose where shareholders can obtain and/or view the charter for the audit committee.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John Krug, Senior Counsel, at (202) 551-3862, or Dan Greenspan, Special Counsel, at (202) 551-3623 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director